Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                               December 9, 2005

BY FAX 202-772-9218

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                         Branch Chief

                     Re: Avitar, Inc.
                         Preliminary Proxy Materials
                         Filed October 18, November 14,
                         November 22 and December 5, 2005
                         File No. 1-15695
                         Letter dated December 6, 2005

Gentlemen:

         On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comment contained in the staff's letter dated December 6, 2005 (the "Comment Letter") and the telephone conference we had with the staff yesterday, and we are also providing proposed disclosure for the revised Preliminary Proxy Statement with a view toward facilitating your review.

Terms of September 2005 Private Placement

As mentioned in our letter dated December 7, 2005, in response to the comments received, the Company withdrew its Registration Statement on Form S-3 (File No. 333-128549) by filing its application pursuant to Rule 477. In addition, the Company is also renegotiating the terms of the transaction with the investors, but these renegotiations do not extend to the basic economic terms of the transaction. Specifically, the parties are renegotiating so that shareholder approval will not be a condition to funding of the final $1 million of the transaction and the rights of the investors will not be assignable until after the required Registration Statement has been declared effective by the SEC.

In addition, the Company proposes to amend its Preliminary Proxy Materials by inserting in Proposal No. 2 the following revised first paragraph under the heading "Terms of September 2005 Private Placement":

"Terms of September 2005 Private Placement. The Company entered into the September 2005 $3 million private placement of convertible notes and warrants based upon a Securities Purchase Agreement with accredited investors. The securities to be issued in the private placement are $3 million of 8% Secured Convertible Notes and Warrants to purchase 6,000,000 shares of the Company's Common Stock in exchange for gross proceeds of $3 million, of which $1 million was paid in the first closing on September 23, 2005. A second tranche of $1 million was paid after we filed a registration statement with respect to the shares issuable upon conversion of the Notes and exercise of the Warrants. On December 2, 2005, the Company applied to the SEC to withdraw this registration statement. ^In addition, the Company and the investors are renegotiating certain terms of the transaction so that shareholder approval will not be a condition to funding of the final $1 million of the transaction and assignability of the rights of the investors will be further restricted. However, the Company and the investors do not expect any change in the basic economic terms of the transaction. The Company will file another registration statement with respect to the shares issuable upon conversion of the Notes and exercise of the Warrants (the "Registration Statement"). The third tranche of $1 million is to be paid when the Registration Statement is effective. The Notes are convertible into Common Stock at 65% of the average of the three (3) lowest intraday trading prices for the twenty (20) trading days immediately prior to the notice of conversion and the Warrants are exercisable at $0.25 per share."

In addition, the Company proposes to amend the Table in Proposal No. 2 by deleting the following:

"Number of Shares underlying Notes for
  September 2005 Private Placement
    based on closing price                             467,550,000  9,351,000"

In lieu of such deletion, the Company proposes to substitute the following in the Table in Proposal No. 2:


"Number of Shares underlying previously Funded Notes in principal amount of $2 million for September 2005 Private Placement
    based on closing price on November 23, 2005        311,700,000   6,234,000

 Number of Shares underlying Note to be funded in future in principal amount of $1 million for September 2005 Private Placement
    based on closing price on November 23, 2005        155,850,000   3,117,000"

Tne Company understands and acknowledges that the review of its Preliminary Proxy Materials does not affect or limit the review, or the scope or level of review, of any or all subsequent filings of Registration Statements for securities of the Company, whether on Form S-3, Form SB-2, Form S-1 or otherwise.

It is important for the shareholders to receive the Proxy Statement well in advance of the Annual Meeting, now scheduled for January 10, 2006. Accordingly, the Company respectfully requests review so that it may mail and file its Definitive Proxy Statement. Please call the undersigned at (212) 925-2800 if you have any questions.

                                           Sincerely,

                                           /s/Eugene M. Cronin
                                           Eugene M. Cronin
cc: (via fax) Tom Jones, Examiner